As filed with the Securities and Exchange Commission on September 16, 2024

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

 SPECIALIZED DISCLOSURE REPORT

Vale S.A.
(Exact name of the registrant as specified in its charter)

Federative Republic of Brazil	001-15030
(State or other jurisdiction of incorporation)	(Commission file number)

Praia de Botafogo No. 186, 18th Floor, Botafogo Rio de Janeiro, RJ, Brazil	22250-145
(Address of principle executive offices)	(Zip code)
Gustavo Duarte Pimenta +55 21 3485 5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

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Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides a consolidated overview of the payments to governments made by Vale S.A. and its consolidated subsidiaries for the fiscal year December 31, 2023. In this report, references to “Vale,” “we,” “us” or the “Company” are to Vale and, except where the context otherwise requires, its consolidated subsidiaries.

•	Reporting currency: All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements under IFRS. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate existing at the time the payment is made.
•	Cash basis: All payments are reported on a cash basis, meaning that they are reported in the period which they are paid, as opposed to being reported on an accrual basis (which would mean that they are were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by Vale and are shown as negative amounts in the report.
•	Project definition: For the report proposal, means all operational activities related to the type of the resource in a certain region, governed by contracts, licenses, leases, concessions or similar legal agreements and that form the basis for payment of liabilities to a government.
•	Not de minimis threshold: Payments below US$100,000 are not required to be disclosed in this report, resulting in some jurisdictions not being referenced to herein.

Payments in scope

The information is reported under the following payment types in accordance with the applicable rules:

Taxes

Taxes paid by Vale on its profits, corporate income, and production. Taxes levied on consumption are not required to be disclosed under applicable rules.

Royalties

Payments made to governments for activities such as the extraction of minerals or metals, which includes unit-based, value-based, and profit-based royalties. It includes specific mining royalties (CFEM - Financial Compensation for the Exploration of Mineral Resources).

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Fees

Payments related to license fees, rental or leasing fees and other considerations for licenses or concessions. It includes the Mineral Resources Inspection Fee (TFRM), which is a fee imposed by several Brazilian states for the inspection of mineral resources.

Production entitlements

Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. For the year ended December 31, 2023, there were no reportable production entitlements payments to governments.

Bonuses

Payments related to signature, discovery and production bonuses and other bonuses payable under licenses or concessions agreements. For the year ended December 31, 2023, there were no reportable production entitlements payments to governments.

Dividends

Dividend paid in lieu of production entitlements or royalties. It excludes dividends paid to a government as a shareholder under the same terms as other shareholders. For the year ended December 31, 2023, there were no reportable dividend payments to governments.

Payments for infrastructure improvements

Payments for the construction of public infrastructure such as roads or railway to further development of minerals. Payments for infrastructure improvements often are in-kind payments rather than direct monetary payments.

Community and social responsibility payments

Payments that are required by law or contract, which include general payments to support the social or economic well-being of communities within the jurisdiction where the expenditures are made. This type of payment does not include payments resulting from compensatory agreements.

Our business segments

Our business segments are organized around products and reflect the structure we use for purposes of financial reporting.

•	Iron Solutions: This segment includes iron ore extraction and iron pellet production, as well as the north, south, and southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations. Our operations are spread across various regional systems in Brazil (Northern, Southern, and Southeastern), with additional activities in China, Oman and Malaysia.
•	Energy Transition Metals: This segment includes the extraction and production of nickel, copper, cobalt, platinum group metals (PGM) and other precious metals. Our integrated nickel operations cover three regions – North Atlantic (Canada and United Kingdom), Asia-Pacific (Indonesia and Japan), and South Atlantic (Brazil). In the North Atlantic region, we also produce copper, cobalt, and precious metals as valuable by-products.

Activities in scope

This report discloses the payments made by us to governments for the commercial development of minerals, such as iron ore, iron ore pellets, nickel, copper, cobalt, platinum group metals (PGM), gold, and silver, and which involves the exploration, development, and extraction of such mineral as well as the related infrastructure.

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Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

VALE S.A.

By:	/s/ Gustavo Duarte Pimenta
Name:	Gustavo Duarte Pimenta
Title:	Executive Vice President, Finance and Investor Relations

Date: September 16, 2024

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